Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

09047255

28 October 2009

SEC Mail Processing Section
OCT 30 2009
Washington, DC
104

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

SUPPL

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

dlw
11/3

cag_cosec_syd_prd/68580_1

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX/Media Release

INITIATIVES ANNOUNCED BY MMG

SYDNEY, 28 October 2009 – Macquarie Group Limited (Macquarie) notes the announcement by Macquarie Media Group (MMG) today outlining a range of initiatives focussed on enhancing security holder value. The initiatives include:

- a 1 for 1 single bookbuild accelerated renounceable entitlement offer (Entitlement Offer);
- the proposed internalisation of management for a consideration to Macquarie of $40.5m;
- a simplification to the corporate structure and transition to single publicly listed media company model.

The Entitlement Offer is fully underwritten (except for Macquarie's principal interest of 24.8% in MMG). Macquarie will take up its pro-rata entitlement under the Entitlement Offer in respect of its principal interest. Macquarie Capital Advisers Limited will also be acting as joint underwriter to the Entitlement Offer alongside RBS Equity Capital Markets (Australia) Limited.

Macquarie notes that the Independent Directors of MMG intend to unanimously recommend that MMG security holders vote in favour of the initiatives subject to there being no superior competing proposal and the Independent Expert not changing or withdrawing its conclusion that the Internalisation is fair and reasonable to non associated MMG security holders.

Contacts:

Investor Relations
Stuart Green
+612 8232 8845

Media
Paula Hannaford
+612 8232 4102

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

Media Release

MACQUARIE GROUP TO ACQUIRE BLACKMONT CAPITAL

- **Leading Canadian independent investment dealer with $C7.6bn in assets under administration**
- **Highly regarded team of more than 130 financial advisors located in 13 offices across Canada**
- **Provides Macquarie with an established and growing Canadian wealth management platform**
- **Rounds out Macquarie's existing Canadian capital markets business with the addition of retail distribution**
- **Macquarie to grow advisor numbers and deepen Blackmont's advisor client offering with additional growth funding, new investor products, Canadian and international equity research and deal flow opportunities**

TORONTO, OCTOBER 26, 2009 — Macquarie Group ("Macquarie") (ASX: MQG; ADR: MQBKY) today announced that it has entered into an agreement to acquire Blackmont Capital Inc. ("Blackmont") from CI Financial (TSX: CIX-T) for $C93.3 million. The acquisition provides Macquarie with an established and growing Canadian wealth management business and will add additional retail distribution to Macquarie's existing capital markets and product offerings in Canada.

Headquartered in Toronto with retail branches in 13 locations, Blackmont is one of the largest independent, full service investment dealers in Canada. With approximately 450 employees including a network of more than 130 investment advisors, Blackmont's investment dealer division offers a full range of investment services to retail clients. Blackmont investment advisors offer custom solutions for clients with products ranging from equities and fixed income to insurance and estate solutions.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

The firm also operates a 60 person capital markets division, which provides institutional and corporate clients with capital markets, advisory, equity research, sales and trading services, all of which will remain with CI Financial.

Peter Maher, Global Head of Macquarie's Banking and Financial Services Group, said: "Retail brokerage and tailored financial advice is a business Macquarie knows well and we've been impressed by the team at Blackmont. Most importantly, we share a common focus on client service, innovation and risk management.

"Macquarie has been involved in the Canadian financial services market for 12 years and we're attracted to the market's well-established advisor model, its transparency and innovative product mix. We think there is a real opportunity in the Canadian market for a differentiated, independent client offering.

"This acquisition gives us the opportunity to work with a strong leadership and advisor team, build our client offering, add further quality advisors to our team and be seen as an innovative, independent provider with an international presence," said Mr Maher.

Blackmont will become part of Macquarie's Banking and Financial Services Group and will be rebranded "Macquarie Private Wealth". The business will continue to be run by Blackmont CEO, Bruce Kagan while Macquarie Executive Director and former Head of Macquarie Full Service Broking, Earl Evans, will relocate to Canada and become President of the business.

Through its team of over 2,800 staff globally, Macquarie's Banking and Financial Services Group provides retail services to more than 850,000 clients with over $C108 billion of client assets under advice, administration or management. The Group offers clients a diverse range of wealth management products and services including financial advice, mortgages, broking, online trading and private banking.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

"Put simply, this transaction will enable us to deliver more to our people and clients. Macquarie brings to Blackmont a strong balance sheet, a commitment to growth, broad equity research and access to new products and proprietary deal flow. Their global knowledge and reach will help Blackmont advisors continue to set the new benchmark in terms of client service and offer more choice to the Canadian market," said Bruce Kagan, Blackmont CEO.

Paul Donnelly, President and CEO of Macquarie Capital Markets Canada Ltd., added that following the acquisition, Macquarie will have a broad-based business in Canada with total employee numbers approaching 1,000. "This acquisition rounds out Macquarie's capital markets capability in Canada by adding retail distribution."

Transaction Terms and Timing

Macquarie will pay $C93.3 million in cash to acquire the shares of Blackmont Capital Inc., which operates Blackmont's investment dealer division. The impact on Macquarie's regulatory capital surplus as a result of the acquisition is anticipated to be immaterial. The transaction is expected to close early in the first quarter of 2010 and is subject to regulatory approvals and other customary closing conditions.

About Macquarie

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts globally on behalf of institutional, corporate and retail clients and counterparties. Founded in 1969, Macquarie operates in more than 70 office locations in 27 countries. Macquarie employs approximately 12,500 people and has assets under management of over $C205 billion (as of July 31, 2009).

Macquarie has had a permanent and growing presence in Canada since opening its first office in 1998. Macquarie employs over 470 people in Canada with offices in Toronto, Vancouver, Calgary, Montreal and Winnipeg.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

About Banking and Financial Services Group
The Banking and Financial Services Group is the primary relationship manager for Macquarie Group Ltd's retail client base, incorporating a number of businesses that provide a diverse range of products and services to personal investors, financial advisors and professional service industries. Globally the Banking and Financial Services Group provides services to more than 850,000 clients and over $C108bn of clients' assets under advice, administration or management (at June 30, 2009). It employs approximately 2,800 staff with operations in the Asia-Pacific, Canada, the United States and the United Kingdom.

For further information, please contact:

Investor enquiries
Stuart Green
Investor Relations
Macquarie Group
Tel: +61 2 8232 8845

Media enquiries – Canada
Alex Doughty / Paula Chirhart
Corporate Communications
Macquarie Group
Tel: +1 212 231 1310

Media enquiries – Australia
Irene O'Brien
Public Relations
Macquarie Banking & Financial Services Group
Tel: +61 2 8232 3241